UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

Nova North, Floor 7, 11 Bressenden Place

London SW1E 5BY, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On May 17, 2023 Arqit Quantum Inc. (“Arqit”) issued a press release entitled “Arqit Quantum Inc. Announces Financial and Operational Results for the First Half of Fiscal Year 2023,” in which Arqit reported its financial and operational results for the six months ended March 31, 2023. A copy of that press release is furnished as Exhibit 99.1 hereto.

Other than as indicated below, the information furnished in this Report of Foreign Private Issuer on Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

This information furnished in Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, other than the paragraphs appearing under the heading, “Management Commentary”, shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-262215), Form F-3 (File No. 333-268786) and Form F-3 (File No. 333-259982), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Arqit Quantum Inc., dated May 17, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

Date: May 17, 2023